Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, December 17 2015

REC*IT PASSES HALF A MILLION (500,000) MILESTONE

ALMOST 400% INCREASE IN ORGANIC GROWTH ACROSS U.S. COLLEGES

SINCE 2014 SOFT LAUNCH

MOKO Social Media Limited (NASDAQ: MOKO - ASX: MKB) is pleased to announce that it has reached a significant milestone, with more than half a million (500,000) students downloading and installing the REC*IT App.

Reaching this important growth point is made even more remarkable with the fact that every user is acquired via the relationships with the colleges and their REC teams. This has been achieved through marketing and information collateral made available to the REC departments and their teams so that the colleges themselves and our partners at IMLeagues (IML) can make students aware of REC*IT. Whilst this organic strategy means that our growth may be slower than other viral Apps, it is real and authentic.

REC*IT is deeply embedded in each member college’s existing ecosystem and university staff around the country now count on our leading mobile management software, available through our exclusive partnership with IML, to effectively administer their intramural and recreational sports programming.

MOKO’s unprecedented access to more than 1,100 colleges and growing, and protected by exclusive rights, in perpetuity, to the IML management software (SaaS) and its corresponding data stream, means that REC*IT is the only mobile product that has such a significant footprint across the U.S. collegiate market place, creating a huge barrier to entry.

Paired with our ongoing commitment to relationship support across the previously underserved campus rec community, we expect to continue our growth and enhance our dominant position going forward.

Our aim is to make REC*IT so invaluable and indispensable that it ultimately becomes the only tool through which schools can administer and students will access recreational and intramural sports.

END.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

For more information contact:

U.S.:
Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

Within its student space, MOKO is the leading U.S. college intramural and recreational sports mobile platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,100 U.S. colleges, representing over 50% of the U.S. college population, and to over 4,500 U.S. middle and high schools respectively. MOKO’s app REC*IT FITNESS targets college students that participate in general fitness and class style activities on campus, and its app Speakiesy is made available to all college students as a closed-campus social network. Through its exclusive agreements with college and high school sports data providers, MOKO’s portfolio of four bespoke student apps are designed to appeal to its addressable audience of over 11 million college students and 4 million middle and high school students.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.